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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No 10)

           Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.
                                      (HTO)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    448918102
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 6, 1999
             (Date of Event which requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

                               (Page 1 of 4 pages)

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                                  SCHEDULE 13D

CUSIP No. 448918102                                            Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D. #16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/

3.   SEC Use Only


4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              1,730,308
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              1,730,308

     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,730,308

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     8.19%

14.  Type of Reporting Person*

     IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1     Security and Issuer
           Common Stock
           Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.
           1 Liberty Plaza
           165 Broadway
           36th Floor
           New York, New York 10006
ITEM 2     Identity and Background
           a) Karpus Management, Inc., d/b/a Karpus Investment Management ("KIM") George W. Karpus, President, Director, and controlling stockholder JoAnn Van Degriff, Vice President and Director
           Sophie Karpus, Director
           b) 14 Tobey Village Office Park Pittsford, New York 14534
           c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trust, and others, specializing in conservative asset management (i.e. fixed income investments).
           d) None of George W. Karpus, JoAnn Van Degriff or Sophie Karpus ("the Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
           e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
           f) Each of the Principals is a United States citizen.
           KIM is a New York corporation.
ITEM 3     Source and Amount of Funds or Other Considerations
           KIM, an independent investment advisor, has accumulated
           1,730,308 shares of HTO on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney, which represents 8.19% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4     Purpose of Transaction
           KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of HTO fit the investment guidelines for various Accounts.
ITEM 5     Interest in Securities of the Issuer
           a) As of the date of this Report, KIM owns 1,730,308 shares, which represent 8.19% of the outstanding shares. George W. Karpus owns 3,000 shares purchased on July 5, 1996 at a price of $7.125.
           KIM Profit Sharing Plan owns 1,500 shares purchased on July
           22, 1997 at a price of $7.875.


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           b) KIM has the sole power to
           dispose of and to vote all such Shares under limited powers of attorney.
           c) Open market purchases in the last 90 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

        DATE     SHARES   PRICE PER             DATE     SHARES    PRICE PER
                              SHARE                                    SHARE
      3/2/99        800         8.5           4/1/99       2300       8.4375
     3/10/99       1700       8.375           4/6/99       6000       8.4375
     3/11/99       6225       8.375           4/8/99       5400          8.5
     3/12/99       5300       8.375           4/9/99       4200          8.5
     3/15/99        200       8.375          4/12/99       1400          8.5
     3/15/99      -2000       8.437          4/13/99      20000       8.5625
     3/16/99       1850       8.375          4/16/99       5000          8.5
     3/18/99        600      8.4375          4/22/99       5600          8.5
     3/19/99       -500      8.4375          4/23/99      -7000       8.4375
     3/19/99       9500      8.4375          4/23/99        200          8.5
     3/19/99      10000         8.5          4/26/99       1800       8.5625
     3/22/99       3600      8.4375          4/27/99       7100       8.5625
     3/23/99      11900      8.4375          4/28/99       1400       8.5625
     3/24/99       9500      8.4375          4/29/99       3200       8.5625
     3/25/99        900       8.375
     3/25/99      -1500       8.375
     3/26/99       5100       8.375
     3/26/99      20550      8.4375
     3/29/99       -750      8.4375
     3/29/99       2100      8.4375
     3/30/99       3600      8.4375
     3/31/99        200      8.4375

* THE 7000 SHARES FROM 04-23-99 WERE TRANSFERRED OUT OF OUR CLIENT'S ACCOUNT. The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the HTO securities.

ITEM 7   Materials to be Filed as Exhibits
         Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Karpus Management, Inc.

May 6, 1999                               By: /s/ George W. Karpus
-----------                                  ----------------------------------
    Date                                                 Signature
                                                George W. Karpus, President
                                             ----------------------------------
                                                        Name /Title